                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                           BROOKTROUT TECHNOLOGY, INC.
- --------------------------------------------------------------------------------
                                (Name of issuer)

                     COMMON STOCK, par value $.01 per share
- --------------------------------------------------------------------------------
                         (Title of class of securities)

                                    114580103
             -------------------------------------------------------
                                 (CUSIP number)

                                   Beverly Fox
                     c/o Technically Speaking, Incorporated
                                333 Turnpike Road
                             Southborough, MA 01772
                                 (508) 229-7777
- --------------------------------------------------------------------------------
 (Name, address and telephone number of person authorized to receive notices and communications)

                                  May 29, 1996
             -------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement. /X/ (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                       (Continued on the following pages)

                               (Page 1 of 7 Pages)

- --------------------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

- -----------------------------                     ------------------------------
 CUSIP NO. 114 580 10 3                            Page 2 of 7 Pages
- --------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

       Andrew Fox
       ###-##-####
- --------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) /X/
                                                                    (b) / /
- --------------------------------------------------------------------------------
   3   SEC USE ONLY
- --------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       00
- --------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                               / /
- --------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
- --------------------------------------------------------------------------------
     NUMBER OF        7     SOLE VOTING POWER
      SHARES
   BENEFICIALLY             163,039
   OWNED BY EACH    ------------------------------------------------------------
     REPORTING        8     SHARED VOTING POWER
      PERSON
       WITH                 None
                    ------------------------------------------------------------

                      9     SOLE DISPOSITIVE POWER

                            163,039
                    ------------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER

                            None
- --------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       326,078 shares of Common Stock
- --------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                        / /
- --------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       5.00%
- --------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON *

       IN
================================================================================

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

- -----------------------------                     ------------------------------
 CUSIP NO. 114 580 10 3                            Page 3 of 7 Pages
- --------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

       Beverly Fox
       ###-##-####
- --------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) /X/
                                                                    (b) / /
- --------------------------------------------------------------------------------
   3   SEC USE ONLY
- --------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       00
- --------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                               / /
- --------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
- --------------------------------------------------------------------------------
     NUMBER OF        7     SOLE VOTING POWER
      SHARES
   BENEFICIALLY             163,039
   OWNED BY EACH    ------------------------------------------------------------
     REPORTING        8     SHARED VOTING POWER
      PERSON
       WITH                 None
                    ------------------------------------------------------------
                      9     SOLE DISPOSITIVE POWER

                            163,039
                    ------------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER

                             None
- --------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       326,078 Shares of Common Stock
- --------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                        / /
- --------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       5.00%
- --------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON *

       IN
================================================================================

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

- -----------------------------                     ------------------------------
 CUSIP No.  114 580 10 3                           Page 4 of 7 Pages
- -----------------------------                     ------------------------------

ITEM 1.  SECURITY AND ISSUER.
         -------------------

         The security to which this statement relates is the common stock, par value $.01 per share (the "Common Stock" or the "Securities"), of Brooktrout Technology, Inc., a Massachusetts corporation (the "Issuer" or the "Company"). The principal executive offices of the Issuer are located at 410 First Avenue, Needham, MA 02192.


ITEM 2.  IDENTITY AND BACKGROUND.
         -----------------------

         (a) Names:                    Andrew Fox                 Beverly Fox
             -----
         (b) Residential address       699 Grove Street           699 Grove Street
             -------------------       Framingham, MA 01701       Framingham, MA 01701

         (c) Principal Occupation:     President                  Treasurer
             --------------------      Technically Speaking       Technically Speaking
                                       Incorporated               Incorporated
                                       333 Turnpike Rd.           333 Turnpike Rd.
                                       Southborough, MA 01772     Southborough, MA 01772

         Technically Speaking, Incorporated ("TSI") is engaged in the business of developing software tools for interoffice voice messaging.

         (d) and (e). During the last five years, neither Beverly Fox nor Andrew Fox has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         (f) Andrew Fox and Beverly Fox are citizens of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
         -------------------------------------------------

         On May 29, 1996, the Company acquired TSI, a private company of which Mr. Fox and Mrs. Fox were shareholders, officers and directors (the "Acquisition"). Pursuant to the terms of the Amended and Restated Agreement and Plan of Merger, dated May 29, 1996 attached hereto as EXHIBIT 1 (the "Merger Agreement"), Brooktrout Acquisition Corp., a wholly-owned subsidiary of the Company, merged with and into TSI. Following the Merger, TSI became a wholly-owned subsidiary of the Company. Mr. and Mrs. Fox each received 4.65825 shares of the Common Stock of the Company for each share of TSI's Common Stock upon surrender of certificates formerly representing the common stock of TSI.


ITEM 4.  PURPOSE OF TRANSACTION.
         ----------------------

         Andrew and Beverly Fox hold the Securities for investment purposes. They acquired the securities in connection with the Acquisition.

         The reporting persons intend to review on a continuing basis their investment in the Company and the Company's business, prospects and financial condition. Based on such continuing review, alternative investment opportunities available to the reporting persons and

- -----------------------------                     ------------------------------
 CUSIP No.  114 580 10 3                           Page 5 of 7 Pages
- -----------------------------                     ------------------------------

all other factors deemed relevant (including without limitation, the market for and price of the Common Stock of the Company, offers for shares of the Common Stock of the Company, general economic conditions and other future developments), the reporting persons may decide to increase or decrease their equity interest in the Company by acquiring additional shares of Common Stock of the Company or by disposing of all or a portion of the Securities.

         Neither Andrew Fox nor Beverly Fox has any present plan or proposal which relates to or would result in:

         (a) the acquisition of additional securities of the Company, or the disposition of securities of the Company;

         (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries;

         (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

         (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) any material change in the present capitalization or dividend policy of the Company;

         (f) any other material change in the Company's business or corporate structure;

         (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

         (h) a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in the inter-dealer quotation system of a registered national securities association;

         (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

         (j)    any action similar to any of those enumerated above.


ITEM 5.  INTEREST IN SECURITIES OF ISSUER.
         --------------------------------

          (a) Each of Andrew Fox and Beverly Fox is the record holder of 163,039 shares of Common Stock. As husband and wife, each of Andrew Fox and Beverly Fox is the beneficial owner of 326,078 shares of Common Stock representing approximately 5.0% of the number of shares of Common Stock of the Issuer currently outstanding.

         (b) Andrew Fox has sole voting and dispositive power with respect to the 163,039 shares of Common Stock of the Issuer that he holds.

                Beverly Fox has sole voting and dispositive power with respect to the 163,039 shares of Common Stock of the Issuer that she holds.

         (c) Except for the purchase of the Securities reported above, Neither Andrew Fox nor Beverly Fox has effected any transactions in the Common Stock during the past 60 days.

- -----------------------------                     ------------------------------
 CUSIP No.  114 580 10 3                           Page 6 of 7 Pages
- -----------------------------                     ------------------------------


         (d) Ten percent of the shares owned by Beverly Fox and ten percent of the shares owned by Andrew Fox are subject to an Escrow Agreement as more fully discribed in EXHIBIT 2 attached hereto pursuant to which the Escrow Agent may direct the proceeds of the sale of stock.

         (e)    Not applicable.


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         ---------------------------------------------------------------------
         TO SECURITIES OF THE ISSUER.
         ---------------------------

          Andrew and Beverly Fox are party to the Merger Agreement attached hereto as EXHIBIT 1, pursuant to which they have certain registration rights and are subject to certain restrictions on transfer, all as more fully described in Sections 3 and 8 of te Merger Agreement attached as EXHIBIT 1 hereto.

         Pursuant to the Merger Agreement attached hereto, ten percent of the shares of the Company are held by an Escrow Agent pursuant to an Escrow Agreement dated May, 29, 1996, attached hereto as EXHIBIT 2. Under the escrow agreement, the shares and any proceeds or rights received in exchange for such shares remain part of the Escrow Fund. For a period of up to one year after the date of the closing of the Acquisition, the Company may make a claim against the Escrow Fund for indemnification, all as more fully described in EXHIBITS 1 and 2 attached hereto.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.
         --------------------------------

         The following documents are filed as exhibits to this statement:

         Exhibit 1      Amended and Restated Agreement and Plan of Merger by and
         ---------      among Brooktrout Technology, Inc., Technically Speaking,
                        Incorporated and the stockholders of Technically
                        Speaking, Incorporated dated May 29, 1996.

         Exhibit 2      Escrow Agreement by and among Brooktrout Technology,
         ---------      Inc., Andrew Fox, Beverly Fox, Robert Friedman and Fleet
                        National Bank, dated May 29, 1996.

                                    SIGNATURE
- -----------------------------                     ------------------------------
 CUSIP No.  114 580 10 3                           Page 7 of 7 Pages
- -----------------------------                     ------------------------------

 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



         Dated: June 7 , 1996                        /s/ Andrew Fox
                                                     ----------------------
                                                     Name: Andrew Fox






         Dated: June 7 , 1996                        /s/ Beverly Fox
                                                     ----------------------
                                                     Name: Beverly Fox

                                EXHIBIT INDEX



         Exhibit 1      Amended and Restated Agreement and Plan of Merger by and
         ---------      among Brooktrout Technology, Inc., Technically Speaking,
                        Incorporated and the stockholders of Technically
                        Speaking, Incorporated dated May 29, 1996.

         Exhibit 2      Escrow Agreement by and among Brooktrout Technology,
         ---------      Inc., Andrew Fox, Beverly Fox, Robert Friedman and Fleet
                        National Bank, dated May 29, 1996.